UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 5-41652

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The HCA 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCA Inc.

One Park Plaza
Nashville, Tennessee
37203

Report of Independent Auditors

Retirement Committee
HCA Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The HCA 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2002 and 2001, and changes therein (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

/s/ Ernst & Young LLP

Nashville, Tennessee
June 19, 2003

The HCA 401(k) Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31

	2002	2001

Assets
Investments, at fair value:
Participation in HCA Inc. Master Retirement Trust	$2,492,629,304	$2,577,524,966

Net assets available for benefits	$2,492,629,304	$2,577,524,966

See accompanying notes.

The HCA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year ended December 31

	2002	2001

Additions to net assets attributed to:
Participants’ contributions	$244,336,510	$224,920,122
Employer contributions	40,245,947	56,487,189

Total additions to net assets	284,582,457	281,407,311
Deductions from net assets attributed to:
Benefits paid to participants	225,545,762	178,062,374
Administrative expenses	5,397,387	5,345,747
Assets transferred out of the Plan	5,974,682	7,349,332

Total deductions from net assets	236,917,831	190,757,453
Net investment results from HCA Inc. Master Retirement Trust	(132,560,288)	(180,270,692)

Net decrease	(84,895,662)	(89,620,834)
Net assets available for benefits:
Beginning of year	2,577,524,966	2,667,145,800

End of year	$2,492,629,304	$2,577,524,966

See accompanying notes.

The HCA 401(k) Plan

Notes to Financial Statements
(Modified Cash Basis)

December 31, 2002

1. Description of the Plan

The following description of The HCA 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 1983 which provides retirement benefits for all eligible employees of HCA Inc. or its affiliates (the Company or HCA), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants are eligible to participate on the first day of the month coincident with or following two months of continuous employment and upon attaining age twenty-one.

Contributions and Vesting

Participants may defer from 1% to 50% of eligible salary to the Plan. The Company, in its sole discretion, may limit the contributions of highly compensated employees. Such amounts, along with earnings thereon, are fully vested at all times.

The Company contributes to the Plan a matching employer contribution of $.50 for every dollar of participant deferrals up to the first 3.0% of eligible compensation deferred (Matching Contribution). Effective January 1, 2001, the Company may at its sole discretion make a Stock Bonus Contribution or a Profit Sharing Contribution to the Plan for any Plan year, which will be shared among active participants for the Plan year. Participants are 100% vested in all Company matching contributions after earning three years of vesting service. The Plan provides for a vesting schedule relative to the Stock Bonus Contribution and Profit Sharing Contributions that occurs ratably beginning with three years of vesting service, with 100% vesting occurring after seven years of vesting service. Participants will be fully vested upon retirement, death or disability, without regard to years of vesting service.

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, but borrowings may not exceed the lesser of $50,000, reduced by all other outstanding loans, or 50% of the participant’s total vested account balance. Loan terms range from one to five years (ten years if loan is used to acquire a principal residence). The loans are secured by the balance in the respective participant’s account and bear interest at rates commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions. Additionally, each participant’s account is credited/charged with Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Benefit Payments

Prior to July 1, 2001, a participant could elect to receive distributions in one of the following forms: a lump sum distribution in cash; installments to be paid over a period of 5, 10, 15 or 20 years on a monthly, quarterly, or annual basis; a joint and 50% survivor annuity for the participant and his/her spouse; a life annuity; or a life annuity with guaranteed payments. Subsequent to June 30, 2001, only a lump-sum distribution is available. Upon the death of a participant, the vested account balance will be distributed in one single lump sum. Hardship withdrawals are permitted under the Plan.

Administrative Expenses

In accordance with the Plan document, expenses incurred to administer the Plan are paid by the Plan unless paid by the Company, at the Company’s discretion.

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. Upon termination of the Plan, each participant will be fully vested in the value of his/her account after payment of any accrued expenses and liabilities of the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized, contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid.

Valuation of Investments

The Plan’s investments, which are participant directed, in the HCA Inc. Master Retirement Trust (Master Trust) are stated at fair value except for certain investment contracts held in the Interest Income Fund. Securities traded on a national securities exchange, including HCA Inc. common stock, are valued at the last reported sales price on the primary exchange on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. When such prices are unavailable, The Northern Trust Company (the Trustee) determines a valuation from the market maker dealing in that particular security. Real estate, joint ventures, and other limited partnerships owned by the Master Trust are valued at the appraised values

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

available as of the last business day of the Plan’s year. The fair value of participation units owned by the Master Trust in the collective trust funds was based on quoted redemption value on the last business day of the Plan’s year. Investments in the insurance general account are reported at contract value. Participant loans are valued at their outstanding balance, which approximates fair value.

Investment contracts held in the Master Trust are wrapper contracts with insurance companies that generally change the investment characteristic of underlying securities (such as U.S. Government Securities) to those of guaranteed investment contracts. The investment contracts are fully benefit-responsive and are recorded at their contract values. The values represent participant contributions, reinvested income, and accruals, less any participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The contract value of the investment contracts at December 31, 2002 and 2001 was $210,655,596 and $199,336,803, respectively. The fair value of the investment contracts at December 31, 2002 and 2001 was $227,859,795 and $199,902,418, respectively. As of December 31, 2002 and 2001, the fair value of the wrapper contracts was ($17,204,199) and ($565,615), respectively. The interest rate for these investment contracts is reset quarterly by the issuer and was 5.707% at December 31, 2002 and 5.405% at December 31, 2001.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments

The Master Trust, through activities of certain of its investment managers, uses derivative financial instruments in connection with its normal trading activities in an effort to improve investment returns, manage exposure to fluctuations in interest rates or otherwise manage risk. A derivative financial instrument is a security or contractual agreement that derives its value from some other security, commodity, currency, or index. The Master Trust is invested in various types of derivative financial instruments including forward contracts, futures contracts, swaps, options, investment contracts, and collateralized mortgage obligations.

The Master Trust’s equity and fixed income investment managers are permitted to hedge the currency risks of their foreign security investments. In addition, certain equity and fixed income investment managers are permitted to use derivative instruments as part of their respective strategies. These strategies use derivative instruments to replicate the risk/return profile of assets, asset classes, equity or fixed income market indices and to assist in the management of the risk exposure of the investment portfolio. The investment managers are prohibited from using derivatives for speculative purposes and any hedged positions are not permitted to exceed the level of exposure in the related Master Trust assets. Change in fair value of the derivative financial instruments is recorded separate from the related investment (see Note 3-Investments). As such, a change in fair value of the derivative financial instruments, including associated investment income (loss), may offset or reflect an inverse relationship with a change in fair value, including associated investment income (loss), in the related investment. The Master Trust’s investment managers are required to combine such change in the fair value, including associated investment income (loss), of the derivative financial instruments with those of the related investments to determine the effectiveness of their strategies.

The Master Trust is exposed to risks from unfavorable changes in interest rates or market values of the securities underlying the derivative financial instruments. The Master Trust is also exposed to credit risk in the event of nonperformance by the counterparties to the derivative instruments. However, the Master Trust seeks to minimize its exposure to credit loss by requiring settlement with the counterparties as frequently as daily and/or requiring

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

2. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

settlement based upon pre-established dollar amount limits with those counterparties. The Master Trust does not anticipate nonperformance by the counterparties and generally does not require counterparty collateral.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

All of the Plan’s investments are in the Master Trust, which invests in a variety of investments and was established for the investment of assets of the Plan and several other Company-sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust investment accounts selected by the plan. At December 31, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was approximately 53.71% and 53.19%, respectively. Investment income and expenses are allocated to the Plan based upon each plan’s share of elected investments and the income and expenses earned/charged on those investments.

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (continued)

Financial information relating to the Master Trust is summarized below.

The following table presents the net assets of the Master Trust at December 31:

	2002	2001

Investments, at fair value:
Money market accounts	$110,491,563	$143,050,550
U.S. government securities	390,885,451	609,352,906
Corporate bonds — preferred	385,476,084	298,413,700
Corporate bonds — other	127,160,755	137,039,070
Corporate stock — preferred	21,118,038	26,752,062
Corporate stock — common	1,357,016,481	1,698,312,021
HCA common stock	1,166,556,368	1,186,569,905
Interest in partnerships/joint ventures	45,745,375	62,217,567
Interest in common/collective trusts	462,854,598	331,017,158
Interest in registered investment companies	470,362,401	445,581,251
Interest in insurance general account	6,750,894	6,426,792
Real estate	34,013,409	35,576,418
Synthetic guaranteed investment contract wrapper	(17,204,199)	(565,615)
Other investments	42,087,592	9,870,476
Participant loans	92,402,938	80,538,452

Total investments	4,695,717,748	5,070,152,713
Cash	—	1,935,941
Receivables — other	20,518,983	—
Interest income receivable	25,230,050	2,010,968

Total assets	4,741,466,781	5,074,099,622
Other liabilities	(5,560,239)	(5,339,167)
Pending trades	(88,449,258)	(219,041,621)

Total net assets of the Master Trust	$4,647,457,284	$4,849,718,834

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

3. Investments (continued)

Investment losses for the Master Trust for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001

Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$19,021,154	$13,531,576
Corporate bonds – preferred	11,251,419	5,839,182
Corporate bonds – other	(3,283,663)	417,291
Corporate stock – preferred	(2,164,097)	(4,038,826)
Corporate stock – common	(401,188,670)	(187,995,806)
HCA common stock	102,310,010	(170,552,230)
Interest in partnerships/joint ventures	(1,541,746)	6,810,462
Interest in common/collective trusts	(12,115,110)	12,227,398
Interest in registered investment companies	(82,299,044)	(31,957,333)
Real estate	(802,039)	2,088,597
Other financial instruments	16,971,156	(24,132,581)

Total net depreciation in fair value of investments	(353,840,630)	(377,762,270)
Interest and dividends	88,416,847	90,695,898
Rents	418,087	2,666,116

Total investment loss	$(265,005,696)	$(284,400,256)

The HCA 401(k) Plan

Notes to Financial Statements (continued)
(Modified Cash Basis)

4. Income Tax Status

The Plan has received its most recent determination letter from the Internal Revenue Service dated May 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, contributions from the Company, dividends received on HCA Inc. common stock and fees paid during the year for accounting and other services.

6. Securities Lending

The Master Trust lends its securities under securities borrowing agreements on terms which permit it to lend its securities to other entities for a premium. At December 31, 2002 and 2001, the Master Trust had securities on loan of $333,355,323 and $224,206,498, respectively, and the total value of cash collateral provided to the Master Trust was $335,553,699 and $231,220,621, respectively. The fair value of the securities loaned is measured against the cash collateral on a periodic basis. The amount of net investment gain for the years ended December 31, 2002 and 2001 from securities lending was $621,436 and $688,849, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2003

THE HCA 401(K) PLAN By: Retirement Committee, Plan Administrator

/s/ A. Bruce Moore, Jr.

	Name: Title:	A. Bruce Moore, Jr. Chairman, Retirement Committee